FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2005 (as of September 30, 2004) relative to the 136th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the receipt of the dividends);

(2)	Semi-Annual Report 2005 for the six-month period ended September 30, 2004, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 6, 2004	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

We are very pleased to report that Komatsu Ltd. has set new record-high six-month sales and profit with the results for the interim period ended September 30, 2004. This is also the third consecutive improvement in both six-month sales and profit. While our mainstay business of construction and mining equipment made an impressive gain in earnings, our industrial machinery, vehicles and others as well as electronics businesses also increased earnings steadily. As a result, all our business segments recorded growth in both sales and profit.

Interim Results

Consolidated net sales for the interim period under review expanded 20.5% over the corresponding interim period a year ago, to ¥683.9 billion (US$6,218 million, at US$1=¥110). In the construction and mining equipment business, we accelerated sales by capitalizing on buoyant demand in the world’s largest market of North America and our stronghold markets of Southeast Asia, the Middle East and CIS (Commonwealth of Independent States: former Soviet Republics). In the industrial machinery, vehicles and others business, Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corporation, Komatsu Machinery Corporation and other subsidiaries advanced interim sales by stepping up sales of products with original features, coupled with growth in market demand in Japan and overseas. In the electronics business, we focused our efforts to improve product competitiveness, and reflecting good conditions of the semiconductor market, Komatsu Electronic Metals Co., Ltd. led and increased interim sales of our electronics business.

Operating profit* climbed 63.5% to ¥46.1 billion (US$420 million) for the interim period. This substantial growth reflects an increase in sales, centering on the construction and mining equipment business, coupled with an effective market introduction of new products by each business. It is also attributable to our Groupwide efforts since 2001 to build up a high-profit business structure by promoting the Reform of Business Structure project.

*	Operating profit on a consolidated basis is the sum of segment profit. In conformity with generally accepted accounting principles of Japan, it is obtained by deducting cost of sales and SG&A expenses from sales.

Board of Directors

Back row, from left: Yasuo Suzuki, Kazuhiro Aoyagi, Hajime Sasaki, Toshio Morikawa, Kunihiko Komiyama, Masahiro Yoneyama

Front row, from left: Satoru Anzaki, Toshitaka Hagiwara, Masahiro Sakane, Kunio Noji

Pre-tax income slightly more than doubled to ¥48.2 billion (US$438 million) and net income for the interim period roughly tripled to ¥26.0 billion (US$237 million), reflecting non-operating profit from the sale of land of the former Kawasaki Plant in addition to the outstanding improvement of operating profit.

On a nonconsolidated basis, supported largely by a sizable advance of export sales during the period under review, sales advanced 28.9% over the corresponding interim period a year ago, to ¥246.0 billion (US$2,236 million), ordinary profit, up 80.0% to ¥17.9 billion (US$163 million) and net income for the interim period, showing an increase of 60.3% to ¥8.4 billion (US$77 million). With these improvements, we recorded growth in both sales and profit for two consecutive interim periods.

Interim Dividends

Komatsu maintains the basic policy of redistributing profits by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, at the Board meeting held on November 4, we made a resolution to increase the interim dividends per share for the interim period by ¥2 over the corresponding period a year ago, to ¥5.

Outlook

Under the mid-range management plan “Move The World. KOMATSU 5-800” with the target fiscal year ending March 31, 2006, we are placing our utmost efforts to build up a high-profit structure by promoting the following five management tasks: 1) To accelerate the implementation of the Growth Strategy for the Construction and Mining Equipment business; 2) To build up the “Spirit of Manufacturers” strength and technological competitiveness; 3) To facilitate selective focus on the criteria of technological advantage and profitability; 4) To reinforce our competitive foundation including financial position; and 5) To further strengthen corporate governance.

Management Goals of “Move The World.
KOMATSU 5-800”
Fiscal 2006
Consolidated sales	1,250 billion yen
Operating profit	80 billion yen
Return on assets (ROA)	5.0%
Net D/E ratio	1 or under

Foreign exchange preconditions: 1USD=¥110 1EUR=¥125

The market for construction and mining equipment is expanding more than anticipated. To achieve the goals of our mid-range management plan one year in advance, we are proactively and decisively taking on the challenge of an even better performance in each business with which we engage.

With respect to construction and mining equipment, we are reinforcing our business in “Greater Asia,” in a broader sense of the term, which includes the Middle East and CIS in addition to Japan, China and other Asian countries. We believe this region could grow into the central market for construction and mining equipment in the future, and thus we are strengthening our product competitiveness and customer support capabilities to make our Number One position stronger.

Although the Chinese market for construction and mining equipment is shrinking quite substantially due to the effects of the Chinese government’s credit squeeze and other measures, we expect it will grow into a prominent market over the long term. We are continuing our efforts to build on our business foundation particularly by expanding our product line-up, strengthening our distributors and training more personnel.

Concerning our production, we will work to enhance our capability with additional investments at plants in Japan and abroad and through the standardization of the production load among plants. We are also going to make additional investments for key components which are the source of our product competitiveness and are mainly produced in Japan, such as engines, hydraulic equipment and final gears.

Since last year we have been launching “DANTOTSU” (unique and unrivaled) products which feature outstanding advantages and substantial reduction in production costs. In 2005, we will further broaden our line-up of these products. These products will be powered by our own diesel engines which meet Tier III emission controls for construction and mining equipment, as these requirements will become effective starting with North America and Europe in 2006.

Also in the industrial machinery, vehicles and others business which includes forklift trucks, machine tools, sheet-metal machines and forging presses and agricultural and forestry machines, we are striving to offer products, services and systems which precisely capture the needs of customers by drawing on our technological and manufacturing strengths. We are also going to take aggressive initiatives to drive sales and service operations in China and other overseas markets in order to further improve our performance.

In the electronics business, we will work to expand our production capacity, while focusing on product development and quality improvement of the next-generation, mainstay 300mm silicon wafers. We will also continue our efforts to reduce costs steadily and improve performance.

We are going to further strengthen our corporate governance to maximize the corporate value of Komatsu and make Komatsu a company that will enjoy a greater trust of shareholders and all other stakeholders. While promoting thorough observance of corporate ethics among all employees, ensuring the soundness of management and improving management efficiency in the entire Komatsu Group, we are also going to seriously engage in environmental conservation and safety management.

Moreover, we are going to enhance the reliability of management by strengthening our internal control system which also covers other Komatsu Group companies. We will also promote thorough compliance by ensuring that top management officers and all employees of the Komatsu Group abide by not only laws and regulations but also Komatsu’s Code of Worldwide Business Conduct.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, and employees around the world for their support.

December 2004

Toshitaka Hagiwara Chairman of the Board	Masahiro Sakane President and CEO

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the period under review expanded 24.1% over the previous interim period a year ago, to ¥507.4 billion (US$4,613 million). Supported by accelerated overseas sales of ¥379.1 billion (US$3,447 million) for the interim period, up 30.9%, Komatsu has set the new record-high 6-month sales.

Japan

While private-sector construction investments in Japan showed signs of recovery, construction investments as a whole remained sluggish during the period under review. However, thriving overseas demand for used Japanese equipment advanced their exports, which resulted in growing demand for renewals of equipment in Japan centering on hydraulic excavators, and increased demand for new equipment for the interim period over the corresponding period a year ago.

Komatsu worked to not only expand sales of new equipment but also reduce production costs and improve sales prices in response to sharply higher prices for steel and other raw materials. With respect to the rental and used equipment-coordinated business, Komatsu promoted IT-based standardization of management and business operations of affiliated companies to strengthen the rental business and improve earnings. At the same time, Komatsu also worked to expand its used equipment business mainly through Komatsu Used Equipment Corp. Reflecting these efforts above, sales in Japan increased over the previous interim period.

The Americas

Against the backdrop of expanded demand for mining equipment in the region and construction equipment in North America, Komatsu accelerated sales in the Americas.

In North America, Komatsu America Corp. engaged in aggressive sales activities for utility equipment such as mini excavators and skid steer loaders in addition to hydraulic excavators and articulated dump trucks. Komatsu, under the leadership of Komatsu America Corp., stepped up sales of mining equipment, centering on off-highway dump trucks. Also in the mining equipment business, Komatsu has been developing technologies for an autonomous hauling system and will begin field tests of the new system soon. As such a system is expected to reduce manpower for mining operations and enjoy demand in the areas where drivers are difficult to secure, Komatsu is working to commercialize it in the near future.

In Central and South Americas, sales of mining equipment, in particular, were strong. Komatsu positioned Komatsu Latin-America Corp. to be in charge of sales and service operations in these regions, and reinforced its sales and service capabilities.

PC300LC hydraulic excavator and HM300 articulated dump truck in operation

Europe and CIS**

In Europe where demand for construction equipment remained strong, Komatsu introduced over 20 new models including hydraulic excavators made by Komatsu UK Ltd., wheel loaders by Komatsu Hanomag GmbH, and telescopic handlers and mini excavators by Komatsu Utility Europe S.p.A. during the interim period. Komatsu Europe International N.V. led aggressive sales of these new products and Komatsu Forest AB made full-scale entry to the forestry equipment market. As a result, sales in Europe expanded substantially over the previous interim period.

Interim sales in the CIS were also boosted over the previous interim period a year ago. Komatsu began shipments of over 200 units of equipment such as pipelayers and hydraulic excavators to build and repair natural gas pipelines in Turkmenistan during the interim period, while capturing expanded demand for mining equipment in Russia and Central Asian countries. As this business with the government of Turkmenistan is based on a long-term supply agreement which extends to 2010, Komatsu should continue to receive large lot orders. Komatsu has already opened a local office and is planning to open a training center. In addition, Komatsu improved its customer support capabilities for mining equipment, while reinforcing distributors in response to expanding demand for construction equipment for use in large metropolitan cities such as Moscow.

** Starting in the interim period under review, Komatsu changed the title of this section from “Europe” to “Europe and CIS.”

China

The construction equipment market in China, which had previously sustained double-digit growth rates against the thriving economy, slowed sharply in May and thereafter, adversely affected by the Chinese government’s credit squeeze measures and consolidation of industrial parks. As a result, Komatsu’s interim sales in China declined considerably from the corresponding interim period a year ago.

As prompt countermeasures for this market change, Komatsu worked to adjust its inventories to an appropriate level by controlling production of local plants while facilitating fixed cost reduction. Komatsu also conducted all-inclusive management of credits to secure profits.

Komatsu anticipates China will grow into a huge market in the future. While striving to sustain sales prices and conditions from a long-range perspective, Komatsu is strengthening its business foundation through reinforcement of distributors, personnel development and product line-ups.

Asia & Oceania and the Middle East & Africa

In addition to expanded demand for mining equipment in Asia and Oceania, demand for construction equipment, particularly medium-size hydraulic excavators, advanced substantially in Southeast Asia during the period under review. By teaming up sales and service personnel, Komatsu conducted aggressive sales activities targeting mining customers, and accelerated sales during the period. In Southeast Asia, Komatsu doubled interim sales from the corresponding period last year. In Indonesia, Komatsu won large-lot orders for mining equipment centering on large dump trucks for use in coal mines during the period.

In the Middle East, demand for construction equipment expanded substantially in oil producing countries against the backdrop of growing crude prices, and increased steadily in Turkey, whose economy has recovered. Komatsu further reinforced local sales and service capabilities including additional manpower, and boosted sales over the previous interim period. In Africa, Komatsu increased sales of mining equipment in particular.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations improved 6.8% over the previous interim period last year, to ¥123.2 billion (US$1,120 million).

Komatsu Forklift Co., Ltd. capitalized on expanded demand in Japan and abroad and continued to improve both sales and profits, following the corresponding interim period a year ago. In Japan, Komatsu Forklift carried out aggressive sales and service activities particularly for the well-received LEO-NXT series engine-driven forklift trucks, and worked to increase sales prices. With respect to overseas sales, the company’s U.S. subsidiary sustained strong sales, while export sales from Japan to the Middle East and Russia advanced during the interim period. In China, the company established Komatsu Forklift Manufacturing (China) Co., Ltd. to produce small-class engine-driven forklift trucks, anticipating further growth of the market.

Komatsu Industries Corporation improved both sales and profits for the period from the corresponding period last year, reflecting recovered private-sector investments. Sales of products with unique features were especially strong, such as the Hybrid AC Servo Press series and twister fine plasma cutting machines. Revenues from services also improved.

Komatsu Industries at the Japan International Machine 2004

Komatsu Machinery Corporation, which had improved its business results markedly for the last 6-month period, continued to further build on its earnings for the period under review. Supported by robust capital outlays by automobile manufacturers, interim sales of machine tools, such as crankshaft and camshaft millers, excelled. Sales of LCD (liquid crystal display) manufacturing-related equipment also accelerated.

Komatsu Zenoah Co. continued to improve sales of agricultural and forestry equipment in Japan and overseas for the interim period and renewed the record-high interim sales of these products. This improvement was contributed by excellent sales of the G3200EZ chainsaw with a unique mechanism for easy tightening of the saw and brush-cutters with new models in Japan as well as new blowers and other products overseas.

Komatsu Zenoah’s blowers in use at a baseball park

Electronics

Consolidated sales from the electronics business for the interim period under review expanded 23.0% over the corresponding interim period a year ago, to ¥53.2 billion (US$484 million).

Komatsu Electronic Metals Co., Ltd. kept each plant running at a high level of production against the backdrop of robust demand for silicon wafers during the period. The company made its mainstay 200mm and discrete silicon wafers more competitive, meeting customers’ super-high quality requirements, introduced the wafers on the market, and focused efforts on sales activities. With respect to the next-generation 300mm wafers, the company expanded its production capacity ahead of the initial plan in light of rapid growth in demand, and set up a monthly production capability of 45,000 pieces in July this year. Furthermore, the company has already initiated preparatory work for monthly production of 75,000 pieces in the first half period of next fiscal year. Formosa Komatsu Silicon Corporation, a subsidiary of the company in Taiwan, carried out customer-specific production and sales activities in Taiwan and other regions and expanded sales of high value-added products including annealed wafers. As a result, consolidated results of Komatsu Electronic Metals made an impressive gain from the previous interim period.

Advanced Silicon Materials LLC (ASiMI) accelerated interim sales over the corresponding period a year ago, supported by buoyant demand for monosilane gas and polycrystalline silicon. ASiMI also registered profits for the interim period, thanks to improved balance sheets reflecting impairment losses on fixed assets recorded for the last six-month period and earlier.

Komatsu Electronics, Inc. boosted sales of semiconductor manufacturing-related equipment for the interim period, as semiconductor manufacturers sustained aggressive investments in facilities. Sales of thermoelectric modules for use in fiber optic communication networks also increased from the corresponding interim period a year ago. As a result, the company improved interim results substantially from the corresponding period last year.

Silicon wafers and ingots made by Komatsu Electronic Metals

Komatsu at the MINExpo 2004

MINExpo International 2004, the world’s largest tradeshow for mining-related equipment, was held in Las Vegas, U.S.A. in September. Reflecting the buoyant demand for equipment around the world, Komatsu’s booth attracted many customers and other visitors. At this tradeshow, Komatsu entered into the Preferred Supplier Contract with Rio Tinto, a world-leading company of the mining industry. Under this contract, Komatsu is going to preferentially supply large dump trucks and other equipment to Rio Tinto’s mines around the world for the next five years.

Komatsu Wins A Large-Lot Order for Mining Equipment

Komatsu has received a large-lot order for some 600 units of large dump trucks, hydraulic excavators, bulldozers and other mining equipment from a leading Indonesian coal mining company. By capitalizing on its advantages as a full-line manufacturer and reinforcing its customer support capabilities as priority initiatives, Komatsu is working to accelerate sales.

Komatsu Industries Develops the World’s Largest Class Modular Servo Press

Komatsu Industries Corporation, a wholly owned subsidiary, has developed a new modular Servo press line with the world’s largest class capacity of 4,200 tons. Consisting of AC Servo press modules, this modular press line features superior productivity and formability. Komatsu Industries is preparing for mass production of AC Servo press modules by anticipating future growth in demand from automobile manufacturers.

Collaboration Agreement Signed with Yokohama National University

In October 2004, Komatsu signed a collaboration agreement with Yokohama National University (President: Dr. Yoshihiro Iida, left in the photo), which covers a comprehensive range of subjects including research and development, joint research and advisory activities. Komatsu is also looking into the possibility of collaboration with social science faculties such as business administration.

Awarded by the Security Analysts Association of Japan

In October, Komatsu received the Award for Excellence in Corporate Disclosure for 2004 from the Security Analysts Association of Japan, and was ranked as the best disclosure company in the machinery sector. Following 2001, it is the fifth time for Komatsu to receive this award for its continued efforts in information disclosure on a regular basis.

Environmental & Social Report 2004 Issued

In August, Komatsu issued the Environmental & Social Report. In addition to environmental conservation efforts, this new Report, replacing the previous Environmental Report, contains new information concerning a variety of its efforts to enhance the Quality and Reliability of products, business operations, employees and other aspects of corporate management as well as social responsibility-related matters including compliance, safety and health. Komatsu regards the fulfillment of social responsibilities and commitment to environmental conservation as one of top management priorities.

All Komatsu Technology Olympics Held

In October, Komatsu held the 27th All Komatsu Technology Olympics at the Awazu Plant (Komatsu City) and Osaka Plant (Hirakata City). This year’s competition was participated in by 89 contestants, including 13 from suppliers and 18 from overseas subsidiaries, who competed with their technical skills in six categories such as machining, welding and parts inspection. To further improve its technical skills on global and Groupwide bases, Komatsu has designated the third Saturday of October as the Day of Komatsu Group’s Technical Skills and is going to hold this event annually.

As of September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
ASSETS
Current assets
Cash and cash equivalents	¥64,647	¥95,963	$587,700
Time deposits	77	31	700
Trade notes and accounts receivable—less allowance for doubtful receivables	368,445	320,046	3,349,500
Inventories	291,072	238,193	2,646,109
Other current assets	90,610	98,556	823,727

Total current assets	814,851	752,789	7,407,736

Investments	75,757	67,673	688,700

Property, plant and equipment—less accumulated depreciation	369,300	386,139	3,357,273

Other assets	130,217	94,139	1,183,791

Total	¥1,390,125	¥1,300,740	$12,637,500

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥172,108	¥188,359	$1,564,618
Trade notes and accounts payable	240,478	193,201	2,186,164
Income taxes payable	22,545	5,159	204,955
Other current liabilities	136,820	120,986	1,243,818

Total current liabilities	571,951	507,705	5,199,555

Long-term liabilities	332,376	351,049	3,021,600

Minority interests	38,277	36,507	347,973

Shareholders’ equity
Common stock	67,870	67,870	617,000
Capital surplus	135,758	135,683	1,234,164
Retained earnings	271,507	234,882	2,468,245
Accumulated other comprehensive income (loss)	(23,026)	(29,251)	(209,328)
Treasury stock	(4,588)	(3,705)	(41,709)

Total shareholders’ equity	447,521	405,479	4,068,372

Total	¥1,390,125	¥1,300,740	$12,637,500

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(20,580)	¥(23,600)	$(187,091)
Net unrealized holding gains on securities available for sale	15,860	9,765	144,182
Pension liability adjustments	(17,506)	(14,649)	(159,146)
Net unrealized gains (losses) on derivative instruments	(800)	(767)	(7,273)

Note:	The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥110 to U.S.$1, the approximate rate of exchange at September 30, 2004.

For the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Revenues
Net sales	¥683,976	¥567,671	$6,217,964
Interest and other income	15,255	6,479	138,682

Total	699,231	574,150	6,356,646

Costs and expenses
Cost of sales	508,723	417,144	4,624,755
Selling, general and administrative	129,084	122,285	1,173,491
Interest	5,241	7,161	47,645
Other	7,983	6,068	72,573

Total	651,031	552,658	5,918,464

Income before income taxes, minority interests and equity in earnings	48,200	21,492	438,182
Income taxes	19,904	9,719	180,945
Minority interests in (income) of consolidated subsidiaries	(2,957)	(1,765)	(26,882)
Equity in earnings (losses) of affiliated companies	684	(598)	6,218

Net income	¥26,023	¥9,410	$236,573

Unappropriated retained earnings at beginning of the period	¥227,825	¥207,416	$2,071,136
Cash dividends paid	(3,970)	(2,978)	(36,091)
Transfer to retained earnings appropriated for legal reserve	(292)	(13)	(2,654)

Unappropriated retained earnings at end of the period	¥249,586	¥213,835	$2,268,964

Note: Based on the Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income,” the aggregated net income for the six months ended September 30, 2004 and 2003, was ¥26,791 million (US$243,555 thousand) and ¥13,140 million, respectively.

	Yen		U.S. cents
	2005	2004	2005
Net income per share:
Basic	¥26.23	¥9.48	23.85 ¢
Diluted	26.22	9.36	23.84
Dividends per share	4.00	3.00	3.64

Note:	In consolidation, dividends per share have been calculated based on dividends paid in each fiscal year.

As for fiscal 2005, interim dividend payment of ¥5 per share has been approved by the Board of Directors of the Company.

For the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Operating activities
Net income	¥26,023	¥9,410	$236,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,889	34,356	317,173
Provision (reversal) for deferred income taxes	(3,277)	3,176	(29,791)
Net loss (gain) from marketable securities and investments	433	(344)	3,936
Gain on sales of property	(10,467)	(386)	(95,155)
Loss on disposal or sale of fixed assets	1,998	1,764	18,164
Impairment loss on long-lived assets	2,386	—	21,691
Provision (reversal) for pension and postretirement benefits—net	877	1,746	7,973
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(2,964)	10,920	(26,945)
Decrease (increase) in inventories	(27,209)	(2,190)	(247,355)
Increase (decrease) in trade payables	12,353	16,582	112,300
Increase (decrease) in income taxes payable	9,436	(1,385)	85,782
Other—net	9,632	(3,998)	87,563

Net cash provided by operating activities	54,110	69,651	491,909

Investing activities
Capital expenditures	(34,155)	(31,851)	(310,500)
Proceeds from sales of property	20,957	7,771	190,518
Proceeds from sales of marketable securities and investments	448	11,896	4,073
Purchases of marketable securities and investments	(3,341)	(3,742)	(30,373)
Acquisition or sale of subsidiaries—net	(280)	—	(2,545)
Collection of loan receivables	11,157	7,098	101,427
Disbursement of loan receivables	(9,254)	(6,346)	(84,127)
Decrease (increase) in time deposits	376	484	3,418

Net cash used in investing activities	(14,092)	(14,690)	128,109

Financing activities
Proceeds from long-term debt	11,082	24,275	100,746
Repayments on long-term debt	(31,787)	(25,508)	(288,973)
Increase (decrease) in short-term debt	(16,836)	(24,774)	(153,054)
Repayments of capital lease obligations	(5,355)	(4,947)	(48,682)
Sales (repurchase) of common stock—net	(890)	(49)	(8,091)
Dividends paid	(3,970)	(2,978)	(36,091)

Net cash provided by (used in) financing activities	(47,756)	(33,981)	(434,145)

Effect of exchange rate change on cash and cash equivalents	979	(1,169)	8,900

Net increase in cash and cash equivalents	(6,759)	19,811	(61,445)
Cash and cash equivalents, beginning of period	71,406	76,152	649,145

Cash and cash equivalents, end of period	¥64,647	¥95,963	$587,700

As of September 30, 2004 and 2003 as well as for the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

<Information by business unit>

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net sales:
Construction and mining equipment	¥514,383	¥413,462	$4,676,209
Industrial machinery, vehicles and others	152,805	134,834	1,389,136
Electronics	53,294	43,431	484,491

Total	720,482	591,727	6,549,836
Corporate and elimination	(36,506)	(24,056)	(331,872)

Consolidated	683,976	567,671	6,217,964

Segment profit:
Construction and mining equipment	35,891	24,756	326,282
Industrial machinery, vehicles and others	7,081	5,145	64,372
Electronics	5,608	746	50,982

Total	48,580	30,647	441,636
Corporate and elimination	(2,411)	(2,405)	(21,918)

Consolidated segment profit	46,169	28,242	419,718
Interest and other income	15,255	6,479	138,682
Interest expense	5,241	7,161	47,645
Other expenses	7,983	6,068	72,573

Consolidated income before income taxes	48,200	21,492	438,182

Identifiable assets:
Construction and mining equipment	929,957	841,539	8,454,155
Industrial machinery, vehicles and others	214,090	212,129	1,946,273
Electronics	142,387	164,022	1,294,427

Total	1,286,434	1,217,690	11,694,855
Corporate and elimination	103,691	83,050	942,645

Consolidated	1,390,125	1,300,740	12,637,500

Depreciation and amortization:
Construction and mining equipment	24,073	21,844	218,845
Industrial machinery, vehicles and others	3,758	4,579	34,164
Electronics	6,475	7,114	58,864

Consolidated	34,306	33,537	311,873

Capital expenditures:
Construction and mining equipment	28,724	26,041	261,127
Industrial machinery, vehicles and others	5,757	4,178	52,337
Electronics	6,801	7,149	61,827

Consolidated	¥41,282	¥37,368	$375,291

<Geographic Information>

Net sales recognized by sales destination for the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Japan	¥241,501	¥226,059	$2,195,464
Americas	171,344	131,336	1,557,673
Europe	95,953	74,677	872,300
China	31,405	43,117	285,500
Asia (excluding Japan and China) and Oceania	101,818	61,772	925,618
Middle East and Africa	41,955	30,710	381,409

Consolidated	¥683,976	¥567,671	$6,217,964

Net sales recognized by geographic origin and long-lived assets at September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net sales:
Japan	¥327,068	¥281,595	$2,973,346
U.S.A.	169,227	130,203	1,538,427
Europe	84,708	65,764	770,073
Others	102,973	90,109	936,118

Consolidated	¥683,976	¥567,671	$6,217,964

Long-lived assets:
Japan	¥315,540	¥311,727	$2,868,545
U.S.A.	72,763	98,935	661,482
Europe	21,418	13,215	194,709
Others	33,424	28,014	303,855

Consolidated	¥443,145	¥451,891	$4,028,591

Note:	No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer during the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004.

<Information by Region>

For the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen				Thousands of U.S. dollars
	2005		2004		2005
Net sales:
Japan	¥449,059		¥368,054		$4,082,355
Americas	181,585		135,689		1,650,773
Europe	94,214		72,269		856,491
Others	108,850		93,487		989,545
Elimination	(149,732)		(101,828)		(1,361,200)

Consolidated	683,976		567,671		6,217,964

Segment profit:
Japan	25,428		16,334		231,164
Americas	11,860		1,867		107,818
Europe	4,522		3,545		41,109
Others	7,808		8,058		70,982
Corporate and elimination	(3,449)		(1,562)		(31,355)

Consolidated	46,169		28,242		419,718

Identifiable assets:
Japan	1,001,586		932,597		9,105,327
Americas	321,969		301,201		2,926,991
Europe	109,570		79,652		996,091
Others	135,365		120,944		1,230,591
Corporate assets and elimination	(178,365)		(133,654)		(1,621,500)

Consolidated	¥1,390,125		¥1,300,740		$12,637,500

	2005		2004		2005
Overseas sales:
Americas	¥171,344		¥131,336		$1,557,673
	(25.1%	)	(23.1%	)	(25.1%	)
Europe	95,953		74,677		872,300
	(14.0%	)	(13.2%	)	(14.0%	)
Others	175,178		135,599		1,592,527
	(25.6%	)	(23.9%	)	(25.6%	)
Total	442,475		341,612		4,022,500

	(64.7%	)	(60.2%	)	(64.7%	)

Consolidated	¥683,976		¥567,671		$6,217,964

Notes:	1. Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in the areas other than Japan.

2.  Regions are categorized depending on geographical proximity.

3.  Major regions for the geographical categories are as follows:

(1) Americas: North America and Latin America

(2) Europe: Germany, the United Kingdom and CIS

(3) Others: China, Australia and Southeast Asia

4.  Figures in the parentheses represent the percentages of overseas sales in consolidated net sales.

As of September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Assets
Current assets	¥336,224	¥341,806	$3,056,584
Cash on hand and in banks	33,940	62,348	308,552
Notes receivable	4,445	6,405	40,410
Accounts receivable—trade	145,435	134,928	1,322,143
Finished products	24,008	22,082	218,255
Materials and supplies	2,431	2,492	22,108
Work in process	27,237	26,183	247,611
Prepaid expenses	682	649	6,204
Deferred income taxes—current	13,322	8,821	121,109
Short-term loans receivable	63,898	59,803	580,894
Other current assets	21,521	19,034	195,649
Allowance for doubtful receivables	(698)	(943)	(6,352)

Fixed assets	431,188	393,690	3,919,893
Tangible fixed assets	110,393	122,395	1,003,577
Buildings	37,234	40,959	338,491
Structures	7,136	7,761	64,878
Machinery and equipment	25,287	23,806	229,882
Vehicles and delivery equipment	192	197	1,748
Tools, furniture and fixtures	6,371	5,922	57,926
Land	33,463	43,415	304,216
Construction in progress	707	333	6,435
Intangible fixed assets	9,254	9,676	84,130
Utility rights	171	178	1,563
Software	9,015	9,442	81,958
Other intangible assets	67	55	609
Investments and miscellaneous assets	311,540	261,619	2,832,186
Investment securities	45,835	37,690	416,685
Security and other investments in affiliates	267,959	231,843	2,435,995
Bonds issued by affiliates	500	500	4,545
Long-term loans receivable	5,072	2,620	46,116
Noncurrent prepaid expenses	1,266	1,378	11,515
Deferred income taxes—noncurrent	41,744	35,282	379,493
Other investments	4,927	6,164	44,792
Allowance for doubtful receivables	(6,380)	(4,148)	(58,009)
Allowance for investments valuation	(49,384)	(49,712)	(448,945)

Total assets	¥767,412	¥735,497	$6,976,477

Notes:	1. Yen figures of less than one million are omitted.

2. Accumulated depreciation of tangible fixed assets 2005: ¥297,335 million 2004: ¥301,143 million

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Liabilities and shareholders’ equity
Current liabilities	¥158,726	¥135,731	$1,442,965
Notes payable—trade	1,366	3,061	12,423
Accounts payable—trade	96,970	70,389	881,548
Short-term loans payable	4,000	—	36,364
Current portion of bonds	—	27,447	—
Accounts payable	26,029	19,385	236,633
Accrued corporation taxes, etc	13,896	49	126,327
Advances received	2,722	2,093	24,753
Deferred profit on installment sales	628	1,436	5,713
Accrued bonuses	4,246	4,005	38,600
Warranty reserve	5,799	3,587	52,726
Other current liabilities	3,066	4,274	27,878
Long-term liabilities	142,640	145,321	1,296,730
Bonds	65,000	65,000	590,909
Long-term loans payable	63,000	67,000	572,727
Liabilities for severance payments	13,236	12,113	120,333
Liabilities for postretirement benefits	943	752	8,574
Other long-term liabilities	460	456	4,187

Total liabilities	301,366	281,053	2,739,695

Shareholders’ equity
Capital	70,120	70,120	637,460
Common stock	70,120	70,120	637,460
Additional paid-in capital	140,223	140,140	1,274,756
Capital surplus	140,140	140,140	1,274,000
Profit on disposal of treasury stock	83	—	756
Retained earnings	243,743	237,103	2,215,847
Legal reserves	18,029	18,029	163,903
Reserve for special depreciation	54	82	499
Reserve for losses on overseas investments	1	1	9
Reserve for advanced depreciation deduction	14,420	14,832	131,093
Reserve for special advanced depreciation account	—	548	—
General reserve	180,359	180,359	1,639,627
Unappropriated retained earnings	30,878	23,249	280,715
Unrealized gains on revaluation, net of tax effect	16,006	10,244	145,516
Unrealized gains on revaluation, net of tax effect	16,006	10,244	145,516
Treasury Stock	(4,047)	(3,164)	(36,798)
Treasury Stock	(4,047)	(3,164)	(36,798)

Total shareholders’ equity	466,046	454,444	4,236,782

Total liabilities and shareholders’ equity	¥767,412	¥735,497	$6,976,477

For the six months ended September 30, 2004 and 2003, of fiscal 2005 and 2004, respectively

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net sales	¥246,001	¥190,864	$2,236,379
Cost of sales	190,875	142,021	1,735,230
Deferred profit on installment sales	(348)	(590)	(3,169)
Selling, general and administrative expenses	41,605	40,694	378,230

Operating profit	13,869	8,738	126,087

Non-operating income:	9,290	6,599	84,457
Interest and dividend income	7,995	5,543	72,684
Other non-operating income	1,295	1,055	11,773
Non-operating expenses:	5,241	5,381	47,654
Interest expenses	767	1,032	6,978
Other non-operating expenses	4,474	4,349	40,676

Ordinary profit	17,917	9,956	162,890

Extraordinary income:	8,666	1,316	78,783
Proceeds from sale of land	8,541	110	77,646
Profit on sale of investment securities	57	1,205	519
Profit on sale of shares of affiliates	68	—	618
Extraordinary Losses:	15,237	3,147	138,523
Loss on sale of land	8	11	75
Valuation loss of investment securities	133	—	1,218
Loss on valuation of investments in affiliates	9,126	—	82,966
Deferred allowance of securities investment valuation	5,969	3,135	54,264

Income before income taxes	11,346	8,125	103,150
Income taxes:
Current	12,453	—	113,209
Deferred	(9,548)	2,859	(86,802)

Net income	8,441	5,266	76,742
Unappropriated retained earnings at the beginning of the period	22,437	17,986	203,973
Loss on disposal of treasury stock	—	2	—

Unappropriated retained earnings at the end of the period	¥30,878	¥23,249	$280,715

Notes:	1. Yen figures of less than one million are omitted.

2. Net income per share (using the average number of common shares outstanding, less treasury stocks.)

    2005: ¥8.51 2004: ¥5.31

3. Accounting Standards for Impairment of Fixed Assets were adopted for the six months ended September 30, 2004.

    The adoption of the Standards had a negative impact of ¥9,126 million on Income before income taxes.

As of September 30, 2004

Board of Directors	Statutory Auditors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive

Officer

Kunio Noji

Director

Senior Executive Officer

President, Construction & Mining

Equipment Marketing Division

Supervising e-KOMATSU

Kunihiko Komiyama

Director

Senior Executive Officer

President, Development Division,

and President, Engines &

Hydraulics Business Division

Supervising Research &

Development and Quality

Assurance Operations

Masahiro Yoneyama

Director

Senior Executive Officer

General Manager

Corporate Planning

Supervising External Corporate

Affairs, Structural Reorganization,

Compliance, Safety & Environment,

Electronics and Human Resources

Yasuo Suzuki

Director

Senior Executive Officer

President, Industrial Machinery

Division

Kazuhiro Aoyagi

Director

President, Komatsu Zenoah Co.

Satoru Anzaki

Director

Counselor

Toshio Morikawa

Director

Advisor, Sumitomo Mitsui Banking

Corporation

Hajime Sasaki

Director

Chairman of the Board,

NEC Corporation

Makoto Nakamura Standing Auditor Masafumi Kanemoto Standing Auditor Masahiro Yoshiike Auditor Chairman, T&D Holdings, Inc. Takaharu Dohi Auditor

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems

Division

Munenori Nakao

Senior Executive Officer

Supervising CSR, General Affairs,

Corporate Communications and

Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer

Supervising Audit

Hiroshi Suzuki

Executive Officer

Vice President, Construction &

Mining Equipment Marketing

Division, General Manager, Tunnel

Machinery Division,

Supervising Underground Machinery

Business

Mamoru Hironaka

Executive Officer

Vice President, Construction &

Mining Equipment

Marketing Division

General Manager, Customer

Support

Masao Fuchigami

Executive Officer

President, Research Division

Masayuki Sato

Executive Officer

Vice President and Oyama Plant

Manager, Engines & Hydraulics

Business Division

Taizo Kayata

Executive Officer

President, Overseas Marketing,

Construction & Mining Equipment

Marketing Division

Masaji Kitamura

Executive Officer

General Manager, Strategic

Planning, Construction & Mining

Equipment Marketing Division

Nobutsugu Ohira

Executive Officer

Osaka Plant Manager,

Production Division

Nobukazu Kotake

Executive Officer

Vice President, Development

Division

Tetsuya Nakayama

Executive Officer

Vice President, Development

Division

General Manager,

Construction Equipment

Electronics

Yasuki Sato

Executive Officer

Mooka Plant Manager,

Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing,

Construction & Mining Equipment

Marketing Division

Masakatsu Hioki

Executive Officer

General Manager,

Human Resources

Koji Yamada

Executive Officer

Awazu Plant Manager,

Production Division

As of September 30, 2004

Head Office:

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment:

May 13, 1921

Settlement Date:

March 31 (Interim Period: September 30)

Ordinary General Meeting of Shareholders:

June

Common Stock Outstanding:

Consolidated: ¥67,870 million (US$617 million)

Nonconsolidated: ¥70,120 million (US$637 million)

Number of Employees:

Consolidated: 32,637    Nonconsolidated: 5,659

Total Number of Shares Issued and Outstanding:

998,744,060 shares

One Unit (tangen) of Shares:

1,000

Number of Shareholders:

76,169

Transfer Agent for Common Stock:

UFJ Trust Bank Limited

4-3, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

Depositaries

ADRs:	Depositary Receipts Services, Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A.

EDRs:	Citibank, N.A., P.O. Box 18055, 5 Carmelite Street, London EC4Y 0PA, U.K.

GBCs:	Dresdner Bank AG, Jürgen-Ponto-Platz 1, D-60301, Frankfurt am Main, Germany

Ayumi Wins Gold Medal at the Athens 2004 Olympic Games

Ayumi Tanimoto of Komatsu Women’s Judo Club won the Gold Medal in the 63kg category at the Athens 2004 Olympic Games in August. She won all her matches by Ippon in the preliminaries all the way through the finals, marking an outstanding record of wins.

This was the first time for both Komatsu Women’s Judo Club and Ayumi herself to even participate in Olympic Games, not to mention winning the Gold.

Thank you all very much for your support.

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp